                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                          FILED PURSUANT TO RULE 13d-2

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                HANDSPRING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   410293 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

     All share information that is contained in this filing, as it pertains to this issuer, is as of December 31, 2001.

                                  SCHEDULE 13G

---------------------                                          -----------------
CUSIP No. 410293 10 4                                          PAGE 2 OF 9 PAGES
---------------------                                          -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Jeffrey C. Hawkins

-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [X]

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.

-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER

                               215,500 *

                       ---------------------------------------------------------
                        6      SHARED VOTING POWER
  NUMBER OF
   SHARES                      40,013,218 *
 BENEFICIALLY
  OWNED BY             --------------------------------------------------------
    EACH                7      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                   215,500 *

                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                               40,013,218 *

-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          40,228,718 *

-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                             [ ]

          (See Instructions)

-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

          28.4%

-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON:

          IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13G

---------------------                                          -----------------
CUSIP No. 410293 10 4                                          PAGE 3 OF 9 PAGES
---------------------                                          -----------------


ITEM 1(a). NAME OF ISSUER:

           Handspring, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           189 Bernardo Avenue
           Mountain View, California  94043

ITEM 2(a). NAME OF PERSON FILING:

           Jeffrey C. Hawkins

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           c/o Handspring, Inc.
           189 Bernardo Avenue
           Mountain View, CA  94043

ITEM 2(c). CITIZENSHIP:

           U.S.A.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           Common Stock, $0.001 par value per share

ITEM 2(e). CUSIP NUMBER:

           410293 10 4

ITEM 3.    NOT APPLICABLE.

ITEM 4.    OWNERSHIP:

           (a) Amount beneficially owned:  40,228,718 *

           (b) Percent of class: 28.4%

           (c) Number of shares as to which such person has:

              (i)    Sole power to vote or to direct vote: 215,500 shares *

              (ii) Shared power to vote or to direct vote: 40,013,218 shares *

              (iii) Sole power to dispose or to direct the disposition: 215,500 shares *

              (iv)   Shared power to dispose or to direct the disposition:
                     40,013,218 shares *

                                  SCHEDULE 13G

---------------------                                          -----------------
CUSIP No. 410293 10 4                                          PAGE 4 OF 9 PAGES
---------------------                                          -----------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY:

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF GROUP:

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.

ITEM 10. CERTIFICATIONS.

         Not applicable.

Explanation of Responses:

* Of the shares beneficially owned by Mr. Hawkins, 40,013,218 of them are held by the Strauss-Hawkins Trust Agreement dated April 17, 1991, of which Mr. Hawkins and his spouse are trustees, and 215,500 of them are held by three other trusts, of which Mr. Hawkins is the trustee.

                                  SCHEDULE 13G

---------------------                                          -----------------
CUSIP No. 410293 10 4                                          PAGE 5 OF 9 PAGES
---------------------                                          -----------------

-------------------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only):

          Strauss-Hawkins Trust Agreement dated April 17, 1991
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [X]
          (See Instructions)
-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER

                               0

                       ---------------------------------------------------------
                        6      SHARED VOTING POWER
  NUMBER OF
   SHARES                      40,013,218
 BENEFICIALLY
  OWNED BY             --------------------------------------------------------
    EACH                7      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                   0

                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                               40,013,218

-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          40,013,218

-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                             [ ]

          (See Instructions)

-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

          28.3%

-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON (See Instructions)

          OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13G

---------------------                                          -----------------
CUSIP No. 410293 10 4                                          PAGE 6 OF 9 PAGES
---------------------                                          -----------------


ITEM 1(a). NAME OF ISSUER:

           Handspring, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           189 Bernardo Avenue
           Mountain View, California  94043

ITEM 2(a). NAME OF PERSON FILING:

           Strauss-Hawkins Trust Agreement dated April 17, 1991

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           c/o Handspring, Inc.
           189 Bernardo Avenue
           Mountain View, California  94043

ITEM 2(c). CITIZENSHIP:

           U.S.A.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           Common Stock, $0.001 par value per share

ITEM 2(e). CUSIP NUMBER:

           410293 10 4

ITEM 3.    NOT APPLICABLE.

ITEM 4.    OWNERSHIP:

           (a) Amount beneficially owned: 40,013,218

           (b) Percent of class: 28.3%

           (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct vote: 0 shares

               (ii)  Shared power to vote or to direct vote: 40,013,218 shares

               (iii) Sole power to dispose or to direct the disposition:
                     0 shares

               (iv)  Shared power to dispose or to direct the disposition:
                     40,013,218 shares

                                  SCHEDULE 13G

---------------------                                          -----------------
CUSIP No. 410293 10 4                                          PAGE 7 OF 9 PAGES
---------------------                                          -----------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY:

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF GROUP:

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.

ITEM 10. CERTIFICATIONS.

         Not applicable.

                                  SCHEDULE 13G

---------------------                                          -----------------
CUSIP No. 410293 10 4                                          PAGE 8 OF 9 PAGES
---------------------                                          -----------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2002                        /s/ Jeffrey C. Hawkins
                                        ----------------------------------------
                                        Jeffrey C. Hawkins



February 8, 2002                        Strauss-Hawkins Trust Agreement
                                        dated April 17, 1991


                                        /s/ Jeffrey C. Hawkins
                                        ----------------------------------------
                                        Jeffrey C. Hawkins, Trustee

                                  SCHEDULE 13G

---------------------                                          -----------------
CUSIP No. 410293 10 4                                          PAGE 9 OF 9 PAGES
---------------------                                          -----------------


                                    EXHIBIT A

                            Agreement of Joint Filing

     Each of the undersigned hereby agrees that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the Statement dated February 8, 2002, containing the information required by
Schedule 13G, for the shares of Common Stock of Handspring, Inc. that they each beneficially hold.

February 8, 2002                        /s/ Jeffrey C. Hawkins
                                        ----------------------------------------
                                        Jeffrey C. Hawkins



February 8, 2002                        Strauss-Hawkins Trust Agreement
                                        dated April 17, 1991


                                        /s/ Jeffrey C. Hawkins
                                        ----------------------------------------
                                        Jeffrey C. Hawkins, Trustee